EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces Results for the First Quarter Ended March 31, 2022
ACHESON, Alberta, April 27, 2022 - North American Construction Group Ltd. (“NACG”) (TSX:NOA/NYSE:NOA) today announced results for the first quarter ended March 31, 2022. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the prior period ended March 31, 2021.
First Quarter 2022 Highlights:
•Revenue was $176.7 million, up from $167.8 million in the same period last year. The majority of this quarter-over-quarter positive variance was based on continued improved operating conditions, as well as the revenue earned by DGI Trading Pty Ltd ("DGI") acquired in Q3 2021. Top-line revenue was most notably impacted by shortages in heavy equipment technicians required to maintain the equipment but also impacted by general workforce availability in January from the high case counts of the COVID-19 Omicron variant.
•Combined revenue of $236.6 million represented a $44.5 million (or 23.1%) increase as our share of revenue generated thus far in 2022 by joint ventures and affiliates was $59.9 million compared to $24.3 million in Q1 2021. Nuna Group of Companies achieved another strong quarter driven by activity at the gold mine in Northern Ontario while the the Mikisew North American Limited Partnership ultra-class haul trucks and the joint ventures dedicated to the Fargo-Moorhead flood diversion project were the drivers of quarter-over-quarter improvements.
•Adjusted EBITDA of $57.7 million represents a $3.4 million decrease over the prior year and reflects unique operating and inflationary challenges in the quarter as well as the impact of COVID-19 wage subsidy being discontinued in Q4 2021. Offsetting these challenges in the quarter, were the initial returns of the Fargo-Moorhead project related to the financial close, particularly strong operating performances at the Aurora and Fort Hills mines, and the continued strong and recurring margins from parts and component sales made by DGI.
•Gross profit was $22.0 million with a 12.4% gross profit margin, down from gross profit of $31.2 million, and down from a 18.6% gross profit margin in the same period last year. The primary drivers of this negative variance were the operational impacts related to shortages in heavy equipment technicians and the discontinued Canadian Emergency Wage Subsidy program.
•Free cash flow ("FCF") in the quarter was negative $11.3 million primarily due to $20.7 million consumed by our working capital accounts which was consistent with past seasonal impacts of our annual business cycle.
•On March 17, 2022, we announced a five-year contract award to Mikisew North American Limited Partnership ("MNALP") by a major oil sands producer. Given the contractual scope included in the award, the new agreement qualifies for backlog which is estimated at $125 million. Based on the heavy equipment fleet and our experience at this site, we estimate this contractual backlog represents approximately one-third of the work we will complete over the contract term.
•On April 6, 2022, we announced our intention to commence a Normal Course Issuer Bid ("NCIB") to purchase, for cancellation, up to 2,113,054 common shares. This represented approximately 7.1% of the issued and outstanding common shares as of March 31, 2022. This NCIB commenced on April 11, 2022 and will terminate no later than April 10, 2023.
NACG President and CEO, Joe Lambert, commented: "The first quarter of 2022 has been challenging for us but with many signs to justify optimism looking forward to the full year. Many of the challenges we’ve faced have been related to the pandemic, either directly due to infection and isolation requirements or indirectly due to pandemic-related disruptions to the economy."
Mr. Lambert added: "We have our detailed plans in place to weather these volatile inflationary times and with our outlook for free cash flow coupled with our diversified business and the macro context of strong commodity pricing, I am as confident in the strength of our business as I have ever been."

EXHIBIT 99.1

Consolidated Financial Highlights

	Three months ended
	March 31,
(dollars in thousands, except per share amounts)	2022	2021(iii)	Change
Revenue	$176,711	$167,847	$8,864
Project costs	62,115	50,602	11,513
Equipment costs	61,953	54,885	7,068
Depreciation	30,692	31,171	(479)
Gross profit	$21,951	$31,189	$(9,238)
Gross profit margin	12.4%	18.6%	(6.2)%
General and administrative expenses (excluding stock-based compensation)	4,955	6,969	(2,014)
Stock-based compensation expense	1,277	2,374	(1,097)
Operating income	15,642	22,104	(6,462)
Interest expense, net	4,682	4,542	140
Net income	13,557	19,386	(5,829)

Adjusted EBITDA(i)	57,740	61,140	(3,400)
Adjusted EBITDA margin(i)(ii)	24.4%	31.8%	(7.4)%

Per share information
Basic net income per share	$0.48	$0.68	$(0.20)
Diluted net income per share	$0.43	$0.62	$(0.19)
Adjusted EPS(i)	$0.51	$0.65	$(0.14)
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

	Three months ended
	March 31,
(dollars in thousands)	2022	2021(ii)
Cash provided by operating activities	$24,185	$42,045
Cash used in investing activities	(26,811)	(21,533)
Capital additions financed by leases	(8,695)	(15,023)
Free cash flow(i)	$(11,321)	$5,489
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Declaration of Quarterly Dividend
On April 26th, 2022 the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of eight Canadian cents ($0.08) per common share, payable to common shareholders of record at the close of business on May 27, 2022. The Dividend will be paid on July 8, 2022 and is an eligible dividend for Canadian income tax purposes.
Financial Results for the Three Months Ended March 31, 2022
Revenue of $176.7 million represented an $8.9 million (or 5.3%) increase from Q1 2021. Rental of mine support equipment at the Kearl site and remobilization of fleet at the Fort Hills site were the primary drivers of the overall increase. Revenue earned by DGI Trading Pty Ltd. ("DGI"), which was acquired on July 1, 2021, also contributed to the quarter-over-quarter increase. It is estimated that approximately $15.0 million of revenue in the quarter was deferred as a result of higher-than-anticipated demand for heavy equipment technicians which was a key factor amongst many in the overall operating equipment utilization rate for the quarter of 65%.
Combined revenue of $236.6 million represented a $44.5 million (or 23.1%) increase from Q1 2021. Our share of revenue generated in Q1 2022 by joint ventures and affiliates was $59.9 million compared to $24.3 million in Q1 2021 (an increase of 147%). Nuna Group of Companies again achieved another strong quarter of top-line performance driven by the activity at the gold mine in Northern Ontario. The significant drivers of the increase in combined revenue was the success of various joint venture initiatives, each of which continue to gain momentum: i) the investments by the Mikisew North American Limited Partnership ("MNALP") in ultra-class haul trucks, ii) the consistent progress being made in the component rebuild programs managed and performed by the Brake Supply North American joint venture, and lastly iii) the recently formed joint ventures dedicated to the Fargo-Moorhead flood diversion project. The Fargo-Moorhead project continues to progress towards its first summer construction season during which the initial earthworks is scheduled to commence.

EXHIBIT 99.1

Adjusted EBITDA of $57.7 million was a slight decrease from the Q1 2021 result of $61.1 million reflecting unique operating challenges experienced in the quarter with the primary driver of being the aforementioned vacancies of heavy equipment technician roles. Adjusted EBITDA margin of 24.4% showcased solid operating performance across our various diversified work sites with several secondary drivers impacting this quarter's margin including i) the timing impact of rate escalations which lag based on published index values, ii) workforce availability issues in January due to high COVID-19 Omicron cases, and iii) the early onset of spring break-up in late March. When comparing to Q1 2021, the Canadian Emergency Wage Subsidy ("CEWS") program concluded in Q4 2021 and was a factor in quarter-over-quarter comparisons. Offsetting the challenges in the quarter were initial returns from the Fargo-Moorhead project related to the financial close milestone, strong operating performances at the Aurora and Fort Hills mines, and the superior margins realized from parts and component sales made by DGI.
General and administrative expenses (excluding stock-based compensation) were $5.0 million, or 2.8% of revenue, compared to $7.0 million, or 4.2% of revenue. General and administrative expenses notably benefited from a one-time Fargo joint venture receipt which was recognized as a recovery. Excluding this recovery, direct G&A spending was 4.6% of revenue which was up slightly from Q1 2021 due to the acquisition of DGI in Q3 2021 and wage subsidies received in 2021.
Cash related interest expense for the quarter was $4.4 million at an average cost of debt of 4.5% compared to 3.8% in Q1 2021 as posted interest rates have increased over the past twelve months while equipment financing rates remain competitive.
Adjusted EPS of $0.51 on adjusted net earnings of $14.6 million is 22% down from the prior year figure of $0.65 and is consistent with adjusted EBITDA performance as depreciation, tax and interest tracked consistently with the prior year. Weighted-average common shares outstanding for the first quarters of 2022 and 2021 were stable at 28,426,757 and 28,328,560, respectively, net of shares classified as treasury shares.
Free cash flow was a use of cash of $11.3 million in the quarter primarily due to the consumption of $20.7 million by our working capital accounts. This working capital draw on cash is similar to Q1 2021 and is consistent with past seasonal impacts of our annual business cycle. Adjusted EBITDA generated $57.7 million, as detailed above, and when factoring in sustaining capital additions ($34.2 million) and cash interest paid ($3.9 million), positive cash of $19.6 million was produced by the overall business in the quarter but was impacted by cash management within the various joint venture and other routine timing considerations. Specifically, accounts receivable held by the Nuna Northern American joint venture increased substantially at the gold mine in Northern Ontario given the strong volume of work completed during the quarter. The ultra-class rebuild program increased work-in-progress inventories by $10.1 million in the quarter as the commissioning and sale of certain units is scheduled for the second quarter of 2022.
Business Updates
2022 Focus & Priorities
Safety - Focus on people and relationships, maintain an uncompromising commitment to health and safety while elevating the standard of excellence in the field.
Sustainability - Commitment to the continued development of sustainability targets and constant measurement of progress to those targets.
Diversification - Continue to pursue diversification of customer, resource and geography through strategic partnerships, industry expertise and our investment in Nuna.
Execution - Enhancement of operational excellence in fleet utilization and maintenance through reliability programs and technical improvements. For the remainder of 2022, we have specifically prioritized the:
•Sourcing and staffing of our critical heavy equipment technician roles and
•Focused attention on contract administration during these times of high inflation and cost escalation.

EXHIBIT 99.1

Liquidity

	March 31, 2022	December 31, 2021
Credit Facility limit	$325,000	$325,000
Finance lease borrowing limit	150,000	150,000
Other debt borrowing limit	20,000	20,000
Total borrowing limit	$495,000	$495,000
Senior debt(i)	(242,986)	(225,876)
Letters of credit	(29,691)	(33,884)
Joint venture guarantee	(17,899)	(18,719)
Cash	20,122	16,601
Total capital liquidity	$224,546	$233,122
(i)See "Non-GAAP Financial Measures".
Contract Award and Extension
On March 17, 2022, we announced a five-year contract award to Mikisew North American Limited Partnership ("MNALP") by a major oil sands producer. Given the contractual scope included in the award, the new agreement qualifies for backlog which is estimated at $125 million. Based on the heavy equipment fleet and our experience at this site, we estimate this contractual backlog represents approximately one-third of the work we will complete over the contract term.
NACG’s outlook for 2022
Given our visibility into the remainder of 2022, management has decided to provide stakeholders with guidance through 2022. This guidance is predicated on contracts currently in place and the heavy equipment fleet that we own and operate.

Key measures	2022
Adjusted EBITDA	$215 - $245M
Sustaining capital	$110 - $120M
Adjusted EPS	$2.15 - $2.55
Free cash flow	$95 - $115M

Capital allocation measures
Deleverage	$45 - $80M
Share purchases	$15 - $35M
Growth capital	$nil - $35M

Leverage ratios
Senior debt	0.9x - 1.4x
Net debt	1.2x - 1.7x
Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the quarter ended March 31, 2022 tomorrow, Thursday, April 28, 2022 at 7:00 am Mountain Time (9:00 am Eastern Time).
The call can be accessed by dialing:
Toll free: 1-844-248-9143
International: 1-216-539-8612
Conference ID: 8087141
A replay will be available through May 28, 2022, by dialing:
Toll Free: 1-855-859-2056
International: 1-404-537-3406
Conference ID: 8087141
The Q1 2022 earnings presentation for the webcast will be available for download on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://app.webinar.net/al3XOX5DyLK
A replay will be available until May 28, 2022 using the link provided.

EXHIBIT 99.1

Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis (“MD&A”) for the quarter ended March 31, 2022 for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated Q1 2022 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “believe”, “expect”, “should” or similar expressions.
The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three months ended March 31, 2022. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.
Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures because management believes that they may be useful to investors in analyzing our business performance, leverage and liquidity. The non-GAAP financial measures we present include "gross profit", "adjusted net earnings", "adjusted EBIT", "equity investment EBIT", "adjusted EBITDA", "equity investment depreciation and amortization", "adjusted EPS", "margin", "liquidity", "net debt", "senior debt", "sustaining capital", "growth capital", "cash provided by operating activities prior to change in working capital" and "free cash flow". A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Each non-GAAP financial measure used in this press release is defined and reconciled to its most directly comparable GAAP measure in the “Non-GAAP Financial Measures” section of our Management’s Discussion and Analysis filed concurrently with this press release.
Reconciliation of total reported revenue to total combined revenue

	Three months ended
	March 31,
(dollars in thousands)	2022	2021(ii)
Revenue from wholly-owned entities per financial statements	$176,711	$167,847
Share of revenue from investments in affiliates and joint ventures	125,430	63,454
Adjustments for joint ventures	(65,555)	(39,181)
Total combined revenue(i)	$236,586	$192,120
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

EXHIBIT 99.1

A reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

	Three months ended
	March 31,
(dollars in thousands)	2022	2021(ii)
Net income	$13,557	$19,386
Adjustments:
Loss (gain) on disposal of property, plant and equipment	77	(258)
Stock-based compensation expense	1,277	2,374
Net realized and unrealized gain on derivative financial instruments	—	(2,484)
Write-down on assets held for sale	—	—
Tax effect of the above items	(312)	(487)
Adjusted net earnings(i)	14,599	18,531
Adjustments:
Tax effect of the above items	312	487
Interest expense, net	4,682	4,542
Income tax expense	3,644	4,950
Equity earnings in affiliates and joint ventures	(6,241)	(4,290)
Equity investment EBIT(i)	7,688	4,391
Adjusted EBIT(i)	24,684	28,611
Adjustments:
Depreciation and amortization	30,887	31,038
Write-down on assets held for sale	—	—
Equity investment depreciation and amortization(i)	2,169	1,491
Adjusted EBITDA(i)	$57,740	$61,140
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

A reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT is as follows:

	Three months ended
	March 31,
(dollars in thousands)	2022	2021(ii)
Equity earnings in affiliates and joint ventures	$6,241	$4,290
Adjustments:
Interest expense, net	757	80
Income tax expense	690	74
Gain on disposal of property, plant and equipment	—	(53)
Equity investment EBIT(i)	$7,688	$4,391
Depreciation	$1,993	$1,324
Amortization of intangible assets	176	167
Equity investment depreciation and amortization(i)	$2,169	$1,491
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
About the Company
North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 65 years, NACG has provided services to large oil, natural gas and resource companies.
For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960-7171
IR@nacg.ca
www.nacg.ca

EXHIBIT 99.1

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	March 31, 2022	December 31, 2021
Assets
Current assets
Cash	$20,122	$16,601
Accounts receivable	57,705	68,787
Contract assets	10,702	9,759
Inventories	54,029	44,544
Prepaid expenses and deposits	4,619	6,828
Assets held for sale	294	660
Derivative financial instruments	—	—
	147,471	147,179
Property, plant and equipment, net of accumulated depreciation of $353,516 (December 31, 2021 – $339,505)	643,561	640,950
Operating lease right-of-use assets	13,819	14,768
Investments in affiliates and joint ventures	60,478	55,974
Other assets	8,019	6,000
Deferred tax assets	394	—
Total assets	$879,520	$869,278
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$65,065	$76,251
Accrued liabilities	23,810	33,389
Contract liabilities	1,648	3,349
Current portion of long-term debt	19,895	19,693
Current portion of finance lease obligations	25,308	25,035
Current portion of operating lease liabilities	3,179	3,317
	138,905	161,034
Long-term debt	321,167	306,034
Finance lease obligations	31,203	29,686
Operating lease liabilities	10,755	11,461
Other long-term obligations	27,834	26,400
Deferred tax liabilities	59,708	56,200
	589,572	590,815
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – March 31, 2022 - 29,974,336 (December 31, 2021 – 30,022,928))	246,553	246,944
Treasury shares (March 31, 2022 - 1,568,041 (December 31, 2021 - 1,564,813))	(17,869)	(17,802)
Additional paid-in capital	38,128	37,456
Retained earnings	23,143	11,863
Accumulated other comprehensive (loss) income	(7)	2
Shareholders' equity	289,948	278,463
Total liabilities and shareholders’ equity	$879,520	$869,278

EXHIBIT 99.1

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended
	March 31,
	2022	2021
Revenue	$176,711	$167,847
Project costs	62,115	50,602
Equipment costs	61,953	54,885
Depreciation	30,692	31,171
Gross profit	21,951	31,189
General and administrative expenses	6,232	9,343
Loss (gain) on disposal of property, plant and equipment	77	(258)
Operating income	15,642	22,104
Interest expense, net	4,682	4,542
Equity earnings in affiliates and joint ventures	(6,241)	(4,290)
Net realized and unrealized gain on derivative financial instruments	—	(2,484)
Income before income taxes	17,201	24,336
Current income tax expense	162	—
Deferred income tax expense	3,482	4,950
Net income	$13,557	$19,386
Other comprehensive income
Unrealized foreign currency translation loss	(9)	—
Comprehensive income	$13,548	$19,386
Per share information
Basic net income per share	$0.48	$0.68
Diluted net income per share	$0.43	$0.62